EXHIBIT “2.3”

Minco Silver Corporation

Management’s Discussion and Analysis

For the Period Ended December 31, 2006

This management’s discussion and analysis (“MD&A”), dated March 23, 2007 should be read in conjunction with the accompanying audited consolidated financial statements and notes prepared by management for the year ended December 31, 2006 and the audited consolidated financial statements and notes prepared by management for the year ended December 31, 2005. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information, including the Company’s most recent prospectus, is available on SEDAR and may be accessed at www.sedar.com.

Foreign Exchange Rates

The Company undertakes many transactions in US dollars and Chinese RMB. Information concerning exchange rates between these currencies and the Canadian dollar is summarized below:

	RMB	US$
2005 average	6.776	0.826
December 31, 2005	6.927	0.858
2006 average	7.040	0.882
December 31, 2006	6.708	0.858

Company Overview

Minco Silver Corporation was incorporated under the laws of British Columbia, Canada on August 20, 2004. Minco Silver Corporation is engaged in the acquisition and exploration of silver dominant mineral properties in the People’s Republic of China.

In 2004, the Company, Minco Gold Corporation (“Minco Gold”) (formerly Minco Mining & Metals Corporation) and Silver Standard Resources Inc. (“Silver Standard”) entered into a strategic alliance to jointly pursue silver opportunities in China. Pursuant to the terms of the alliance, Silver Standard initially invested $2,000,000 in the Company to acquire a 20% interest. Silver Standard has preferential purchase rights to participate in future financings of the Company with the ability to increase its interest in the Company to 30%. As part of the agreement, the Company will be the exclusive entity for both parties to pursue silver projects in China. The Company and Silver Standard have two common directors.

Silver Standard participated in the November 24, 2004 and May 10, 2005 special warrant offerings. In this regard, Silver Standard paid a total of $3,200,000 (which includes the $2,000,000 referred to above) to the Company in exchange for 4,960,000 special warrants, which were subsequently converted into common shares.

On December 1, 2005, the Company received approval of its application to list its common shares on the Toronto Stock Exchange (“TSX”). The Company’s common shares began trading on the TSX on December 2, 2005 under the trading symbol “MSV”. The Company also completed its Initial Public Offering of 920,000 common shares at a price of $1.25 per common share for gross proceeds of $1,150,000.

At December 31, 2006, the Company had approximately $18.74 million in working capital, which will be used for: i) funding exploration and development activities of the Fuwan silver deposit (the “Fuwan Silver Project”) and its other properties; ii) acquisition of additional silver dominant mineral properties in China; and iii) general corporate purposes.

At the date of this MD&A, Minco Gold Corporation (formerly Minco Mining & Metals Corporation) (“Minco Gold”) owns 45% of the Copmpany.

Properties

The Company’s principal property is the Fuwan Silver Project located in Guangdong Province, China.  The Company’s objective is to explore and develop the Fuwan Silver Property with a view to commencing commercial mining operations on the property. The Company will also be seeking to identify new silver projects in China for possible exploration and development by way of joint venture or otherwise.

On April 16, 2004, Minco Gold entered into a preliminary joint venture agreement with third parties to explore and develop a mineral property known as the Changkeng Property in Guangdong Province, China.  The target mineral in the Changkeng Property is gold but the property is also known to contain silver mineralization.  The gold and silver zones on the Changkeng Property are geologically distinct and can be mined as separate entities without interference. In this MD&A, the silver zone on the Changkeng Property is referred to as the “Changkeng Silver Interest”.

On August 20, 2004, Minco Gold transferred the following mineral interests to the Company in exchange for 14,000,000 common shares:

(a)

The right to earn a 51% interest in the Changkeng Silver Interest;

(b)

A preliminary joint venture agreement in relation to the exploration and development of the Fuwan silver deposit; and

(c)

New exploration permits acquired or to be acquired in respect of certain mineral properties adjoining the Fuwan and Changkeng properties and known as the Guanhuantang, Luoke-Jilinggang and Guyegang-Sanyatang properties and the Dadinggang property.

Minco Gold was the sole shareholder of the Company and the two companies had common management at the time of the transaction.  As at the date of transfer, Minco Gold had expended $63,331 in preliminary exploration costs for property maintenance. The Company’s right to the Changkeng Silver Interest is dependent upon Minco Gold’s interest in the Changkeng property in accordance with the terms of a joint venture agreement, to which the Company is not a party to. The Company’s interest in the silver mineralization underlying the Changkeng property will be lost or impaired in the event that Minco Gold loses any or all of its interest in the Changkeng property.

On September 28, 2004, the Company signed a joint venture agreement with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan Property.  The joint venture agreement provided for the Company and GGEDC to incorporate a Sino-Foreign joint venture company, with equity interests of 70% and 30%, respectively.  The joint venture company was never formed and the Company had provided all of the funding to explore and develop the Fuwan Property.  On January 10, 2006, the Company and GGEDC agreed that the joint venture would no longer be pursued and that the Company should assume a 100% interest in the Fuwan Property.  Consequently, the Company is now responsible for all of the exploration and development expenditures on the property.  GGEDC will, however, continue to provide professional services and technical assistance to the Company in relation to the Company’s mining activities in Guangdong Province, China in return for a 10% net profit interest in the Fuwan Property.

The cost of the exploration permit in respect of the Fuwan Silver Project (the “Fuwan Exploration Permit”) has been independently appraised at approximately $1.47 million (RMB10,330,000). On July 20, 2005, the Ministry of Land and Resources, China, approved the transfer of Fuwan Exploration Permit to Minco Mining (China) Corporation (“Minco China”), a wholly-owned subsidiary of Minco Gold. As of December 31, 2006, the Company had paid a total of approximately $1,036,000 (RMB7,231,000), representing the first two installments payable for the Fuwan Exploration Permit. The remaining installment of RMB3,099,000 (approximately $436,000) is due on July 20, 2007.

The Company completed two verification drill holes on the Fuwan Silver Project located in Guangdong, China to verify results of previous drilling reported by the No. 757 Geo-exploration team of Guangdong Geological Exploration Bureau (“757 Exploration Team”), an entity owned and controlled by the Guangdong Geological Bureau of the Government of China. Drilling was supervised by Minco China’s staff, and logging and sampling were undertaken by Minco China’s project geologist.  Samples from the verification drill holes were analyzed by fire assay (FA) at the Beijing General Institute of Mining and Metallurgy and provided results similar to the original.

On April 7, 2005, Minco China, on behalf of the Company, received reconnaissance survey exploration permits (“exploration licenses”) from the Ministry of Land and Resources of China for three properties as follows:

a) Guanhuatang silver and multi-metals property;

b) Luoke-Jilinggang silver and multi-metals property; and

c) Guyegang-Sanyatang silver and multi-metals property.

These three exploration licenses are located in the Sanzhou basin, Guangdong Province, China. Two exploration licenses, the Luoke-Jilinggang (75.55 sq. km.) and the Guyegang-Sanyatang (91.91 sq. km) with a total area of 167.46 sq. km, cover a major part of the northeast-trending Fuwan silver belt which hosts the known gold and silver occurrences in the Sanzhou basin, including the Fuwan silver and Changkeng gold projects.

Several gold-silver soil anomalies have been outlined on the two licensed areas. Major silver showings were discovered in the Luzhou and Dieping areas through the follow-up of the anomalies by the 757 Exploration Team.

The Guanhuatang license consists of a total area of 37.38 sq. km located at the south margin of the Sanzhou Basin and covers several silver-copper-lead-zinc occurrences. Exploration work is quite limited in this area.

P & E Mining Consultants Inc., a Brampton, Ontario based mining consulting company, was retained by the Company to prepare an independent technical report on the Fuwan Property. The reports entitled “Technical Report and Resource Estimate on the Fuwan Property, Guangdong Province, China” dated November 3, 2005 is available on SEDAR at www.sedar.com. The report was updated on September 25, 2006 and amended and revised on November 2, 2006 are also available on SEDAR.

Minco China applied for an exploration permit in respect of the Dadinggang Property (the “Daginggang Application”) in August 2005. This application has been approved in December 2006 by the Ministry of Lands and Resources. The Dadinggang area (0.395 sq. km.), which covers the northeast extension of the Fuwan silver project, has been added to the Luoke-Jilinggang exploration permit. The area of the Luoke-Jilinggang permit has thus been adjusted from 75.55km2 to 75.94km2.

Phase I Program:

A Phase I drilling program at the Fuwan Silver Deposit commenced on December 1, 2005 and was completed in late March 2006. The program was designed to upgrade the resource estimate and to explore along the southwest strike direction toward Luzhou and Dieping and the southeast dip direction of the main Fuwan Silver Deposit. Nine diamond drill holes with a total footage of 2,435 metres were drilled with specifications as shown in the following table. The drilling program was commissioned to two contractors, Sinorex Drilling Company and 757 Exploration Team. Three rigs were used for this on-going drilling program.

Hole	From (m)	To (m)	Intercept (m)	Average Grade
				Ag(g/t)	Au(g/t)	Pb(%)	Zn(%)
FW 0002	128.55	130.55	2.00	64.50	0.07	0.06	0.25
	133.55	135.60	2.05	71.40	0.10	0.10	0.16
	147.34	152.73	5.39	129.80	0.04	0.10	0.36
	165.35	166.15	0.80	1280.00	0.22	0.08	1.50
	191.25	191.75	0.50	380.00	0.12	0.07	9.83
	195.04	208.00	12.96	234.20	0.26	0.05	1.64
	227.04	228.45	1.41	98.00	0.07	0.02	0.02
FW 0003	242.70	251.80	9.10	284.10	0.27	0.24	0.46
	257.00	264.10	7.10	74.40	0.07	0.09	0.39
	292.30	293.30	1.00	894.00	0.03	1.44	0.69
FW 0004	285.38	287.86	2.48	190.50	0.06	0.14	0.16
	300.23	302.65	2.42	106.80	0.05	0.07	0.12
FW 0005	236.57	252.42	15.85	516.90	0.25	0.10	0.27
FW 0006	129.95	137.25	7.30	261.20	0.16	0.11	0.46
FW 0007	95.00	98.00	3.00	168.00	0.17	0.04	0.12
	115.76	118.16	2.40	1183.40	0.22	0.21	0.50
FW 0008	178.00	179.40	1.40	116.30	0.22	0.34	3.21
	181.87	182.27	0.40	468.50	0.02	0.11	0.07
FW 0009	167.16	167.88	0.72	103.00	0.16	0.06	0.13
	178.15	182.05	3.90	221.40	0.05	0.04	0.31
	232.55	236.28	3.73	292.50	0.08	0.31	0.94

All core intercepts approximate true width.  Additional assay data for gold, lead and zinc are pending.

The Company implemented a complete quality assurance/quality control program for the Phase I and II diamond drill programs. The quality control program consisted of shipping samples in batches of 17 samples, to which was added 1 certified reference material sample, 1 duplicate sample and 1 blank sample.

The certified reference material (“CRM”) fell within acceptable limits for seven of the eight batches in Phase I. The batch six CRM had a relative error of -29.71% when compared with the CRM recommended value.

Duplicate samples for 12 core pairs and 107 pulp pairs were examined for precision.  There were too few core duplicate pairs for any statistical representation but the precision (error) on the pulp duplicate pairs was within the norm at less than 10%.

Phase II Program

Phase-II program has focused on resource expansion in dip and strike directions by stepout and infill drilling over the areas with strong and continuous silver minealization between Line 11 and 43 and Line 3 and 20 defined in Phase I program. 23 holes were designed as either stepout or infill holes with purpose to delineate the boundary of major ore zones and upgrade the resource category and 3 twin holes were designed to test the data from holes drilled by the 757 Exploration Team. By the end of September 2006, 25 holes were completed and the last hole was abandoned in early October because of mechanical problems. Assay results for the 25 holes have been received and interceptions of silver mineralization are summarized in the following table:

Hole	From	To (m)	Intercept	Average Grade
	(m)		(m)	Ag(g/t)	Au(g/t)	Pb(%)	Zn(%)
FW0011	154.97	156.97	2.00	267.3	0.12	0.08	0.18
	178.63	179.30	0.67	70.00	0.04
	226.50	227.60	1.10	57.00	0.09	0.03	0.01
FW 0010	250.90	254.90	4.00	183.90	0.04	1.26	0.67
	288.65	289.35	0.70	62.10	0.09	0.17	0.70
	128.16	134.03	4.48	253.90	0.15	0.31	0.11
FW 0012	140.37	146.65	6.28	155.60	0.12	0.10	0.49
	201.00	203.20	2.20	154.00	0.20	0.20	1.08
FW 0013	237.00	243.00	6.00	575.20	0.41	0.57	2.36
	256.10	265.40	9.30	270.60	0.10	0.36	3.35
	236.92	240.62	3.70	143.50	0.12	0.09	0.48
FW 0014	266.15	271.02	4.87	76.10	0.04	0.18	0.84
	287.00	288.20	1.20	228.00	0.07	1.27	0.52
	42.29	43.09	0.80	118.00	0.10	0.60	0.53
FW 0015	50.40	52.44	2.04	81.60	0.10	0.12	0.35
	55.59	56.69	1.10	152.0	0.09	0.04	0.04
FW 0016	250.37	250.90	0.53	325.00	0.11	0.36	1.17
	268.56	270.14	1.58	136.20	0.27	0.24	0.23
	97.32	98.32	1.00	271.00	0.16	0.12	0.28
FW 0017	113.73	114.73	1.00	391.00	0.11	0.27	2.06
	158.70	161.68	2.98	166.20	0.07	0.49	1.36
	154.84	158.14	3.30	251.90	0.14	0.17	0.40
	161.10	162.10	1.00	128.00	0.13	0.09	0.55
FW 0018	183.10	183.90	0.80	322.80	0.26	0.48	3.18
	195.45	197.45	2.00	90.90	0.01	0.04	0.11
	208.35	209.15	0.80	1930.50	0.11	1.08	2.21
	256.43	256.73	0.30	192.50	0.08	0.76	2.23
FW0019	223.92	232.77	8.85	338.47	0.09	0.52	0.78
	234.27	236.97	2.70	64.36	0.27	0.15	0.61
FW0020	No Mineralization
	71.91	80.01	8.10	152.60	0.24	0.16	0.16
FW 0021	91.10	92.10	1.00	620.50	0.10	0.47	3.20
	95.50	99.93	4.43	176.20	0.15	0.36	0.70
	110.80	111.16	0.36	2100.00	0.14	9.31	5.80
FW0022	235.20	235.70	0.50	68.00	0.08

FW 0023	281.20	282.00	0.80	66.00	0.04	0.043	0.14
FW0024	86.50	87.60	1.10	234.00	0.18	00.1	0.08
	89.90	93.05	3.15	75.30	0.16	0.11	0.56
	103.07	104.79	1.72	126.40	0.13	0.08	0.28
FW 0026	285.06	295.14	10.08	295.80	0.47	0.20	0.67
	301.14	306.39	5.25	236.40	0.06	0.42	0.80
FW0027	255.30	255.90	0.60	92.00	0.10	0.12	0.17
FW 0028	277.11	277.47	0.36	292.00	0.06	0.13	0.68
	289.01	289.49	0.48	152.00	0.04	0.11	0.16
FW 0029	268.87	270.92	2.05	97.10	0.11	0.08	0.21
	289.06	289.46	0.40	1413.00	0.18	0.95	2.44
FW0030	181.53	182.53	1.00	281.50	0.51	0.44	1.82
	210.00	216.36	6.36	228.30	0.04	0.51	0.34

FW 0031	108.20	114.00	5.80	55.30	0.38	0.05	0.24
	149.97	150.27	0.30	1095.00	0.07	1.59	0.76
FW0032	95.87	96.68	0.81	855.00	0.31	0.49	1.79
	132.20	133.65	1.45	98.25	0.28	0.36	0.31
	135.31	135.89	0.58	228.00	0.03
FW0033	138.99	139.79	0.80	112.50	0.18	0.04	0.42
	143.20	143.66	0.46	498.00	0.07	0.27	0.27
	165.39	166.37	0.98	88.00	0.03	0.03	0.04
	87.80	89.80	2.00	161.80	0.44	0.08	0.20
	92.80	94.80	2.00	131.50	0.29	0.10	0.09
	97.70	98.70	1.00	65.27	0.20	0.09	0.03
FW0035	65.00	66.60	1.60	114.90	0.29	0.26	2.76
	73.80	78.80	5.00	439.55	0.22	0.40	0.99
	111.10	113.25	2.15	269.50	0.16	1.30	8.26
	117.60	118.50	0.90	181.00	0.13	1.08	4.84

Phase III Program

A 7,850.32m infill drilling program was conducted under the Phase III program at the Fuwan silver project from the middle of October 2006 to the middle of January 2007. 30 holes were drilled and the density of the drilling grid over the major silver zone has been increased to 80X80m. Details results for the first 11 holes are summarized in the following table:

Hole	From (m)	To (m)	Length (m)	Average Grade
				Ag(g/t)	Au(g/t)	Pb(%)	Zn(%)
FW0025	115.50	118.90	3.40	0.28	345.18	0.10	0.15
	182.85	198.20	15.35	0.17	329.81	0.52	0.99
FW0040	185.00	187.90	2.90	0.13	581.52	0.96	0.54
FW0041	170.25	182.40	12.15	0.57	458.12	0.36	0.68
FW0049	230.03	231.03	1.00	0.15	115.00	0.02	0.06
	245.48	246.48	1.00	0.18	240.00	0.13	0.09
FW0051	321.60	321.85	0.25	0.04	713.00	0.21	0.39
FW0053	284.29	288.25	3.96	0.22	1223.74	0.98	2.02
	300.55	302.02	1.47	0.10	501.52	0.19	1.14
FW0055	194.89	197.63	2.74	0.17	126.17	0.06	0.25
FW0061	132.52	133.52	1.00	0.36	112.00	0.06	0.05
	148.00	149.50	1.50	0.04	348.50	1.01	0.17
	178.16	179.24	1.08	0.08	165.50	1.26	4.43
	204.43	207.20	2.77	0.06	386.20	1.66	3.50
	211.45	213.65	2.20	0.07	106.30	0.28	2.35
FW0062	222.24	226.34	4.10	0.34	268.00	0.07	0.21
	230.52	238.06	7.54	0.21	388.64	0.59	1.23
	261.04	264.48	3.44	0.19	233.57	0.28	2.55
	269.06	269.56	0.50	0.07	700.00	3.99	3.76
	284.00	284.58	0.58	0.10	173.75	0.58	1.76
FW0063	188.22	191.22	3.00	0.11	311.33	0.12	0.16
	199.22	200.22	1.00	0.08	308.00	0.18	0.26
FW0064	221.80	237.00	15.20	0.11	130.93	0.14	0.53

Two concentration areas of silver ore zone have been identified from Line 39 to 15 and from Line 4 to 16 respectively. One sector occurs between Line 39 and 15 and is 500m in length with a maximum width of 400m. 29 holes were drilled over this sector and significant mineralization was intersected in 25 holes. Mineralization within this sector characterized with higher grade, good thickness and good continuity. The sector is still open to the south. The other sector is located between Line 4 and 16 and is 250m in length with a maximum width of 300m. All 14 holes drilled over this sector have intersected mineralization zones with thickness from 1 to 15.85m. The sector is still open to the southeast.

Exploration Programs Proposed for 2007

Approximately 10,000 meters of core drilling is proposed between Exploration Lines 15 to 39 at Fuwan to infill existing holes to a grid of 80mX40m as the primary mining area. This density of grid drilling is considered necessary for applying a mining license. A comprehensive metallurgical, hydrogeological, environmental and geotechnical study will also be carried out as required by the Chinese government for the application of mining permit. A full feasibility study will be initiated in the later half of 2007.

A comprehensive exploration program will be organized over the two exploration permits adjacent to the Changkeng gold and Fuwan silver project to trace the surface extension of the known gold and silver occurrences at the strike extensions of the Changkeng-Fuwan gold/silver mineralization zone in the second half of 2007. The program will consist of compilation of previous data, reconnaissance investigation and surface tracing of the silification zone and delineating targets for trenching and drilling.

The Company plans to apply for a mining license for the project during the second half of 2007. The Company is working aggressively to bring the project into production in early  2009.

New accounting pronouncements

Financial Instruments – Recognition and Measurement

In January 2005, the CICA released new Handbook Section 3855, “Financial Instruments– Recognition and Measurement”, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. The Company is reviewing the guidance to determine the potential impact these new standards will have on its financial position and results of operations.

Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 1530, “Comprehensive Income”, and section 3251, “Equity”, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 established standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components, in a separate financial statement that is displayed with the same prominence as other financial statements. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company is reviewing the guidance to determine the potential impact these new standards will have on its financial position and results of operations.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company maintains internal controls over financial reporting designed to provide reasonable assurance regarding the completeness and reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP”). The Company has in place polices and procedures regarding the maintenance of records to ensure they are complete and accurate and fairly reflect the transactions of the Company and provide reasonable assurance that only authorized expenditures and asset dispositions are undertaken.

The Company has a limited number of staff and it is not always possible to achieve a complete segregation of duties. Management attempts to mitigate the risk of any material misstatement occurring through compensating controls and the “hands-on” involvement and knowledge of the senior management, however, a control system, no matter how well designed and functioning, can only provide reasonable, not absolute assurance the objectives of the control system are met.

Management noted some areas that need improvement in the financial reporting process during a review and evaluation of the effectiveness of its internal controls over financial reporting of the Company’s operations in China. The accounting staff in China prepares financial statements in accordance with the requirements in China and not in accordance with Canadian GAAP. The accounting staff in Canada has bilingual language abilities (English and Chinese) and oversees the operations in China to ensure the adjustments required to present the financial statements of the operations in accordance with Canadian GAAP are identified, however, the limited staff resources, the time difference and the geographical distances between its head office and operations in China creates some challenges. The Company intends to hire a knowledgeable, bilingual staff member in China who will devote a substantial amount of time and effort to ensure Canadian reporting and compliance matters are addressed in China.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this MD&A, management of the Company, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian Securities Laws. Based on that evaluation, of the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual and interim filings and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time period specified by those laws and that material information is accumulated to management of the Company including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

Selected Annual Information

Selected annual financial data for 2006 and 2005 follows:

	2006	2005
Interest and sundry income	$319,790	$134,412
Net loss	$(4,257,261)	$(2,732,827)
Net loss per share – basic and diluted	$(0.16)	$(0.12)
Total assets	$20,644,264	$7,556,793
Total long-term liabilities	$ -	$ 460,000

In 2006, the Company’s activities focused on the exploration programs of the Fuwan silver project. The Company spent $1,701,709 on the Fuwan silver project, including the drilling costs of $1,342,477, consulting fees of $223,157, labor costs of $53,229 and other exploration costs of $82,846.

As of December 31, 2006, the Company had paid a total of approximately $1,036,000 (RMB7,231,000), representing the first two installments payable for the Fuwan Exploration Permit. The remaining installment of approximately $436,000 (RMB3,099,000), which is due on July 20, 2007, is presented in the balance sheet as part of accounts payable and accrued liabilities.

In 2005, the Company spent $1,084,354 on the Fuwan Property, including partial payment of $819,594 for the exploration permits for Fuwan silver project and three new silver properties as follows:

Payments in respect of of Guanhuatang, Luoke-Jilinggang and Guyegang-Sanyatang exploration permit	219,594
Payments in respect of Fuwan exploration permit	600,000
$ 819,594

The Company undertook exploration activities on its Fuwan silver project in 2005 and incurred significant costs associated with its initial public offering, including separately identifiable IPO costs of $182,000 and investor relations costs of $134,000. The Company raised a further $6,097,000 through the issuance of special warrants and common shares, with the result that the balance sheet was further strengthened.

Results of Operations

In the following discussion, financial amounts have been rounded to the nearest thousand dollars or RMB, as applicable.

Exploration Costs

The Company’s exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties.

In the year ended 2006, the Company spent $1,702,000 on exploration costs. In the year ended 2005, the Company spent $265,000 on exploration costs and $820,000 as partial payment on acquisition of exploration permits.

In the fourth quarter of 2006, the Company spent $804,000 on exploration costs on the Fuwan drilling program compared to $48,000 in the same period of 2005.

The following is a summary of the exploration costs incurred for the Fuwan Property:

	Year ended December 31, 2006	Year ended December 31, 2005	Cumulative from August 20, 2004 (inception) to December 31, 2006

Consulting fees	$ 223,157	$ 150,479	$ 424,864
Drilling	1,342,477	43,344	1,385,821
Labor costs	53,229	27,053	86,554
Other exploration costs	82,846	43,884	166,220
	$ 1,701,709	$ 264,760	$ 2,063,459

In August 2006, the Company paid the second installment of approximately $436,000 (RMB 3,099,000) for the Fuwan Exploration Permit. The Company has accrued the remaining instalments due in relation to the acquisition of the Fuwan Exploration Permit amounting to approximately $436,000 (RMB 3,099,000) payable in July 2007.

As of December 31, 2006, there are three Fuwan drilling contracts outstanding with a total contract value of RMB 3,498,000 (approximately $521,000). The Company has paid RMB 554,000 (approximately $81,000) and is committed to pay RMB 2,944,000 (approximately $440,000) within one year.

Administrative Expenses

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. In the year ended December 31, 2006, the Company spent a total of $2,875,000 on administrative expenses compared to $863,000 in 2005. The Company shares its Vancouver and China offices with its parent, Minco Gold, which allocates a portion of salaries, rent and office administration expenses at cost to the Company.

Many expenses such as office and management, rent and telephone increased due to more business activity in 2006. Changes in other significant expenses were:

•

Personnel costs (comprising salaries, benefits and consulting fees) for the year ended December 31, 2006 were $373,000, compared to $142,000 in 2005. The increase is due to the Company (through Minco Gold) recruiting several senior level employees in Canada (including a full-time CFO, a VP Corporate Development and an investor relations manager) and China. The Company expects that salaries expense will increase further in coming periods as it hires additional employees in China and a VP Operations to manage the development of the Fuwan mine.

•

Compared to 2005, the Company undertook more investor relations initiatives in 2006. As a result, the Company incurred investor relations expense of $423,000 in 2006, compared to $134,000 in the 2005.

•

The Company spent $127,000 on property investigation, compared to $89,000 in 2005. The expenses were related to initiatives to investigate and evaluate additional silver properties.

•

For the year ended December 31, 2006, the Company incurred a foreign exchange gain of $45,000 as a result of an increase in the Canadian dollar value of its RMB-denominated net assets, as compared to a loss of $6,000 in 2005.

•

In 2006, the Company granted 725,000 stock options to its officers, employees and consultants at the price range from $2.80 to $3.67 per share. The Company recorded $1,448,000 of stock based compensation expense in 2006 compared to $51,000 in 2005.

Interest and Sundry Income

To date the Company has been in the exploration stage and has not earned any revenue other than interest income earned on short-term investments. In 2006, interest and sundry income was $320,000, compared to $134,000 in 2005. The increase was mainly due to increased balances invested.

As at December 31, 2006, short-term investments consist of cashable guaranteed investment certificates and Provincial Bonds. The yields on these investments were 3.8% to 4.35% per year.

As at December 31, 2005, short-term investments consist of cashable guaranteed investment certificates and Canada government treasury bills maturing on May 18, 2006. The yields on these investments were 3% to 3.1% per year.

Effective January 1, 2007, we adopted the CICA Handbook section 3855 "Financial Instruments - Recognition and Measurement". The standard requires that all financial assets be classified as trading, designated at fair value, available for sale, held to maturity, or loans and receivables. Short-term investments of the Company are classified as held for trading and are measured at fair value at the balance sheet date. Gains and losses realized on disposal and unrealized gains and losses from market fluctuations continue to be reported in income as other income. Dividends and interest earned and interest incurred are included in interest income and expense, respectively.

Financial Position

Since the Company’s last year end on December 31, 2005, the Company’s total assets have increased from $7,557,000 to $20,644,000 at December 31, 2006. The increase in total assets resulted from the November 2006 financing which generated net proceeds of $15,140,000 and the exercise of warrants and options. Share capital (primarily from the issuance of common shares) increased by $12,207,000 from $9,059,000 in 2005 to $21,266,000 in 2006, offset by the Company’s $4,257,000 loss in 2006.

Fourth Quarter

In the fourth quarter of 2006, the Company occurred $804,000 in exploration costs on the Fuwan silver project, including drilling costs of $638,000, consulting fees of $104,000, labor costs of $19,000 and other costs of $43,000. In the fourth quarter of 2005, the company occurred $47,000 in exploration costs.

As of December 31, 2006, there are three Fuwan drilling contracts outstanding with a total contract value of RMB 3,498,000 (approximately $521,000). The Company has paid RMB 554,000 (approximately $81,000) and is committed to pay RMB 2,944,000 (approximately $440,000) within one year.

Total administrative expenses for the fourth quarter of 2006 were $1,421,000 (of which $850,000 represented non-cash stock based compensation expense) compared to $476,000 in the same period of 2005. Administrative expenses such as salaries, consulting fees, investor relations expenses, and office and miscellaneous increased in this quarter compared to the same period last year since the Company level of activity was generally greater for Minco Silver and Minco China in 2006.

Interest and sundry income for the fourth quarter of 2006 was $133,000, an increase over the $65,000 recorded in the same period of 2005. The Company completed a financing in the fourth quarter of 2006 which generated net proceeds of $15,140,000. The increase of interest income in the current quarter was mainly due to increased balances invested.

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters.

	2006				2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Interest & sundry income	132,598	69,073	65,473	52,646	67,521	7,296	36,203	23,392
Net income/(loss)	(2,092,351)	(933,797)	(718,804)	(512,309)	(1,975,660)	(577,485)	(112,896)	(66,786)
Net income/(loss) per share – basic and diluted	(0.07)	(0.04)	(0.03)	(0.02)	(0.07)	(0.03)	(0.01)	(0.01)

During the periods presented, the Company had no discontinued operations or extraordinary items.

The Company’s operating losses have generally trended higher from 2004 to 2006, reflecting the Company’s higher level of activity following the Company’s public listing. During the period, the Company took more exploration programs on Fuwan silver project, acquired additional exploration permits in new properties and undertook more investor relation programs.

In the last quarter of 2006, the higher loss reflected drilling activities in Fuwan silver project and higher administrative costs due to more business activity. The Company also increased investor relations initiatives by attending more investment conferences and experienced higher travel and printing costs related to IR activities.

The Company’s losses were high in the third quarter of 2006, which were mainly due to more exploration activities on Fuwan silver project. The Company spent $492,000 exploration costs on Fuwan silver project in this quarter.

The high net loss in the fourth quarter of 2005 was mainly due to the acquisition of exploration permits and initial public offering related costs (prospectus and investor relations) and stock-based compensation.

During the third quarter of 2005, the increase in net loss was mainly due to expenses in relation to the initial public offering. In addition, the costs of a technical report, dated November 3, 2005 and prepared in accordance with NI 43-101 for the Fuwan Silver Project, were mostly incurred by September 30, 2005.

In the second quarter of 2005, the Fuwan Reconnaissance Exploration Permit was transferred by No. 757 Exploration Team to Minco China, which holds the exploration permit on behalf of the Company.

The net loss was lower in the first quarter of 2005 as exploration activities slowed over the winter and in particular due to the Chinese New Year holidays, when project exploration and offices in China were closed for about two weeks.

Liquidity and Capital Resources

The Company is in the exploration stage and does not generate significant revenues. The Company relies on equity financing for its working capital requirements to fund its exploration, development, investment, and permitting activities.

Cash Flow

In the following discussion, financial amounts have been rounded to the nearest thousand dollars, where possible.

Operating Activities

In 2006, the Company used cash of $2,617,000 to support operating activities. The net loss in 2006 was $4,257,000. In order to reconcile the loss to cash flows, it is necessary to eliminate non-cash expenses, such as stock based compensation of $1,448,000 and amortization of $13,000. It’s also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital generated cash of $203,000. The Company used cash of $1,727,000 to support operating activities in 2005.

Financing Activities

In 2006, Minco China incurred $323,000 in expenses on behalf of the Company for developing the Fuwan Property, investigation of new silver projects and shared office expenses compared to $84,000 incurred in the same period of 2005.

On November 17, 2006, the Company completed a public offering (the “Offering”) of 5,000,000 units at a price of $3.00 per unit for gross proceeds of $15,000,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant is exercisable at $3.45 per share until May 17, 2008. The Offering was completed by way of a short form prospectus through a syndicate of underwriters (the “Underwriters”).

On December 1, 2006, the Company completed an additional 528,200 common shares at a price of $2.80 per common share and an additional 375,000 common share purchase warrants (the “Warrant”) at a price of $0.40 per Warrant for gross proceeds of $1,628,960 pursuant to the exercise of an over-allotment option (the “Over-Allotment Option”) by the Underwriters. Each Warrant is exercisable at $3.45 per share until May 17, 2008.

The estimated fair value of the 2,500,000 Warrants, being $2,995,000, has been allocated to contributed surplus for the year ended December 31, 2006. The fair value of the Warrant was calculated using the Black-Scholes option pricing model using a risk-free interest rate of 3.81%, dividend yield of 0% and volatility of 154%. The fair value of the additional 375,000 Warrant, being $150,000, has been recorded in contributed surplus for the year ended December 31, 2006.

The Company paid an underwriting fee of $997,738 or 6% of the proceeds from the sale of the Offering and the Over-Alloment Option, and legal and other costs in relation to the issue amounted to a total of $490,868.

The net proceeds of the Offering will be used to fund the exploration and development program on the Fuwan Silver Project and for general working capital purposes.

Investing Activities

In 2006, the Company expended $13,012,000 in investing activities compared to $4,434,000 in investing activities in 2005. In the year ended 2006, $12,961,000 was invested in liquid short-term investments, compared to $4,385,000 in 2005.

Available Resources

The Company’s cash and short-term investment balance as at December 31, 2006 amounted to $20,371,000, which is sufficient to fund the Company’s operations for the next 12 months. The cash and short-term investment balance as at December 31, 2005 was $7,416,000.

Share Capital

In October 2005, the Company, Computershare Trust Company of Canada (the “Escrow Agent”) and the principals of the Company (“Principals”) signed an escrow agreement. Pursuant to the escrow agreement, the Principals agreed to deposit an aggregate of 19,190,000 common shares in escrow (the “Escrowed Securities”) with the Escrow Agent.  The escrow agreement provides that the Escrowed Securities will be released as follows: (i) 25% on the date of listing of the Company’s shares on a Canadian exchange (the “Listing Date”); (ii) 25% six months after the Listing Date; (iii) 25% twelve months after the Listing Date; and (iv) 25% eighteen months after the Listing Date. As at December 31, 2006, 4,797,500 common shares were still in escrow.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements. As disclosed elsewhere in this MD&A, the Company has certain obligations in respect of the allocation of any profits that may be generated from the Fuwan Property.

Contractual Obligations

(a)

The Company has commitments in respect of office leases requiring minimum payments of $55,004, as follows:

2007	$ 19,744
2008	20,054
2009	5,725
2010	5,367
2011	4,114
$55,004

(b)

The Company has committed $440,000 (December 31, 2005: $192,860) for drilling programs on the Fuwan Property.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based compensation and other stock-based payments.

Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

Changes in Accounting Policies

The Company’s significant accounting policies are described in Note 2 to the December 31, 2006 audited financial statements. There has been no change to the Company’s accounting policies in the current year.

Transactions with Related Parties

a.

Accounts payable at December 31, 2006 include $363,889 (December 31, 2005 – $141,479) due to Minco Gold in respect of shared office expenses of $279,329 (December 31, 2005 – $118,020) and exploration expenses for the Fuwan Property of $70,976 (December 31, 2005 – $23,459). The amount was repaid subsequent to the period end.

b.

Due to Minco China at December 31, 2006 was $442,404 (December 31, 2005 – $119,237), used for expenditures on the Fuwan Property, new silver projects’ investigation, and shared office expenses in Minco China. The amount due to Minco China, a wholly-owned subsidiary of Minco Gold, is unsecured and non-interest bearing.

c.

In 2006, the Company paid consulting fees of $164,075 (December 31, 2005 – $122,710) to a director and President of the Company. These consulting fees are included in exploration costs, property investigation, management fees and investor relations. The Company also paid director’s fees of $41,250 to three independent directors (December 31, 2005 - $nil).

d.

In 2006, the Company paid or accrued $55,216 (December 31, 2005 – $44,954) in respect of rent, $155,169 (December 31, 2005 – $106,827) in respect of exploration costs, and $779,518 (December 31, 2005 – $359,368) in respect of shared office expenses to Minco Gold.

e.

As disclosed in Note 6 to the consolidated financial statements, the Company entered into a strategic alliance with Silver Standard, a company which is a shareholder of the Company and which is related by two common directors.

The above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Financial and Other Instruments

Fair value – The fair values of cash, receivables, accounts payable and accrued liabilities and amount due to Minco China approximates their carrying values due to the short-term nature of these financial instruments. Short-term investments are carried at the lower of cost or market value.

Exchange risk – The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk – The Company is exposed to interest rate risk on its short-term investments.

Credit risk – The Company generally places its short-term investment funds into government and Canadian bank debt securities and is subject to minimal credit risk with regard to short-term investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

Contingencies

(a)

The Company’s interest in the Changkeng Property relates to the assignment to it by Minco Gold of Minco Gold’s right to earn up to a 51% interest in the Changkeng Property’s silver mineralization pursuant to the Preliminary Changkeng Joint Venture (“JV”) Agreement dated April 16, 2004, superseded by the formal joint venture agreement dated September 28, 2004.  However, the formal Changkeng joint venture has not been established and the Changkeng Permit has yet to be acquired by the Changkeng JV. The Company’s interest in the silver mineralization of the Changkeng Property is entirely dependent on: (i) the Changkeng JV (or Minco Gold directly) acquiring the Changkeng Permit; and (ii) Minco Gold acquiring and maintaining a 51% interest in the Changkeng JV (or in the Changkeng Property).

(b)

There is some risk to the Company’s ownership in all of its mineral interest in China as it does not hold its interests directly. The Company, Minco China and Minco Gold have confirmed pursuant to the Second Confirmation Agreement that Minco China holds the Fuwan Permits on behalf of and in trust for the Company on a temporary basis, until such time as the Company has established a new Chinese corporation, majority controlled by the Company. When the Chinese subsidiary has been established, the Company will direct the permits to be transferred, subject to government approval, from Minco China to the newly established subsidiary. The Company has the sole authority to direct Minco China in the future as to any transfer or other transaction relating to the Fuwan Permits. Minco Gold and Minco China agreed in the Second Confirmation Agreement not to transfer, sell, pledge, grant security interests in, or otherwise encumber, in any manner whatsoever, the Fuwan Permits. In addition, Minco Gold agreed pursuant to the Second Confirmation Agreement not to transfer or sell any of its ownership or equity interest in Minco China or encumber its interest in any way if any of the foregoing, individually or in combination, would have the effect of Minco Gold holding at any point in time less than, on an actual or a fully-diluted calculation basis, a 75% unencumbered ownership interest in Minco China. Likewise, Minco China agreed pursuant to the Second Confirmation Agreement not to enter into any agreement or grant any option or right for the purchase, sale, transfer or issuance of any ownership or equity interests in Minco China if any of the foregoing, individually or in combination, would have the effect of Minco Gold holding at any point in time less than, on an actual or a fully-diluted calculation basis, a 75% unencumbered ownership interest in Minco China.

Outstanding Share Data

At the date of this MD&A, the Company has 30,895,900 common shares, 2,940,000 stock options and 3,042,900 warrants outstanding, including 167,900 broker warrants, for a total of 36,878,800 fully diluted common shares outstanding.